Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION
BATS Trading, Inc.	Delaware
BATS Exchange, Inc.	Delaware
BATS Y-Exchange, Inc.	Delaware
Omicron Intermediate Holdings Corp.	Delaware
Omicron Holdings Corp.	Delaware
Omicron Acquisition Corp.	Delaware
BATS Trading Limited	U.K. (England & Wales)
Chi-X Europe Limited	U.K. (England & Wales)